EXHIBIT 99.1

Wanda Sports Group Company Limited Announces Intention to Terminate ADS Deposit Agreement and to seek Delisting of the ADSs from Nasdaq
BEIJING, December 23, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) (NASDAQ: WSG) today announced that, in connection with the offer (the “Offer”) launched today by Wanda Sports & Media (Hong Kong) Holding Co. Limited to acquire all of the issued and outstanding class A ordinary shares of the Company (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares of the Company (“ADSs,” with every two ADSs representing three Class A Ordinary Shares), the Company’s board of directors (the “Board”) has approved the termination of the Deposit Agreement, dated as of July 26, 2019 and as amended, by and among the Company, Deutsche Bank Trust Company Americas, and holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”).  Notice is being provided to holders of ADSs of the termination of the Deposit Agreement (the “Notice”), which is expected to become effective on January 29, 2021, the expected date of the expiration of the Offer.  The Board has also approved seeking the delisting of the ADSs from the Nasdaq Global Select Market (the “Delisting”) as a result of the termination of the Deposit Agreement.  The delisting is expected to occur on or about January 29, 2021.
The Company has filed with the U.S. Securities and Exchange Commission (“SEC”) in relation to the Offer, the termination of the Deposit Agreement and the Delisting a solicitation/recommendation statement under a Schedule 14D-9 and a transaction statement under a Schedule 13E-3 (collectively, the “Company Filings’). This news release is for information purpose only and is neither a solicitation/recommendation made by the Company in relation to the Offer nor a substitute for any materials filed as a part of the Company Filings. INVESTORS AND ADS HOLDERS ARE URGED TO READ THE NOTICE AND THE COMPANY FILINGS IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and ADS holders of the Company may obtain a free copy of these materials and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, including Infront and the Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 48 offices in 16 countries with over 1,000 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, management quotes and the Company's financial outlook. These forward-looking statements can be identified by terminology such as ”will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (”SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company's business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about:  the Company’s plan to terminate the Deposit Agreement and seek the delisting of the ADSs from the Nasdaq Global Select Market ; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in other filings that the Company makes from time to time with the SEC.
In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
For investor and media inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn